Mail Stop 4720

October 29, 2009

Ms. ZHU Mingzi
Chief Executive Officer and Director
NewTech Enterprise Management, Inc.
Room 901, No, 7 Lane 388
East Xinjian Road
Shanghai, China

Re: NewTech Enterprise Management, Inc.
Registration Statement on Form 10
Filed October 2, 2009
File No. 000-53796

Dear Ms. ZHU:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Pursuant to Section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law on December 2, 2009, at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date, you should consider withdrawing the registration statement prior to December 2, 2009 to prevent it from becoming effective and refilling it at such time as you are able to respond to any remaining issues or comments.

2.   Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3.   Throughout your filing, please revise your references to your management and board of directors to clarify that you only have one officer and director. For example, rather than stating that management will consider certain material factors in evaluating a prospective target company, please revise to state that you will rely on your Chief Executive Officer's evaluation of a prospective target company. In addition, please clarify throughout whether you have any current plans to hire an additional officer or employee or elect another director.

Item 1. Business

General

4.   Please disclose how you intend to find target candidates. We note your disclosure on page 4 that you have entered into an agreement with Beijing He Tian Yan Hao Commercial Trading Co., Ltd. pursuant to which you will pay a fee for introducing you to companies in the mining equipment business. Please describe the material terms of this agreement, such as the obligations of each party, including the amount of the fee to be paid. Please clarify whether Beijing He Tian Yan Hao is a professional firm that specializes in business acquisitions.

If the CEO also intends to bring to your attention target candidates she becomes aware of through business contacts, please so disclose, and briefly describe these business contacts.

Chinese Mining Equipment Industry, page 1

5.   Please refer to the following statements on pages 1-2 of your registration statement:

- "China is the world's largest producer of coal, steel, lead, zinc, tin, magnesium, tungsten, antimony, mercury, rare earth and fluorspar."

- "The mining industry as a whole includes approximately 80,000 state-owned mining companies and approximately 200,000 collectively-owned mines."

- "China's proven mineral resources make up about 12 per cent of the world's total in volume, and ranks number three in the world, just behind the USA and Russia."

- "In the long-term, the Government plans to invest more than $1.0 billion on upgrading technology in 70 coal mines and to convert state-owned mining enterprises into companies with private stockholders."

- "Further, the Chinese Government has completed a reform of its management structure in the mining industry, and almost all of the state-owned mining enterprises have now been passed onto the relevant provincial government."

Please expand your disclosure in this section to identify the source(s) of these statements.

6. We note your statement on page 2 that "locally manufactured mining equipment is increasing . . . ." Please expand this statement to identify what is increasing about locally manufactured mining equipment. For example, if availability or production of locally manufactured mining equipment is increasing, please so disclose.

7. Please briefly describe the market reforms that are driving Chinese mining and processing companies to seek productivity-enhancing capital investments.

Form of Acquisition, page 3

8. Please add risk factors to the Risk Factors section which address the disclosure presented in the second and fourth paragraphs of this section, beginning with "We anticipate that our present stockholders will likely not have control . . ." and "It is anticipated that the investigation of specific business opportunities . . .," respectively.

9. We note your statement on page 3 that following a business combination, "all or a majority of our directors may resign." It appears that you have only one director. Please revise your disclosure to clarify this inconsistency.

Agreements, page 4

10. Please expand your disclosure to describe the material terms of the consulting agreements with Huyainan Zheng Yuan Commercial Trading Co., Ltd. and Beijing He Tian Yan Hao Commercial Trading Co. Your description should include a specific description of services to be provided, payments terms, termination and expiration provisions and any other material terms. Please file these agreements or explain why you believe you are not substantially dependent on these agreements, in accordance with Item 601(b)(10) of Regulation S-K.

Government Regulations, page 4

11. Please expand your filing to briefly discuss the governmental regulations to which you will be subject if you engage in the mining equipment business, or any other business, in China. Please refer to Item 101(h)(4)(ix), (xi) of Regulation S-K.

12. If governmental approval is required in China in order to operate a mining equipment business, please expand your disclosure to discuss the information required by Item 101(h)(4)(viii) of Regulation S-K.

Need for Funding, page 4

13.   Please describe the types of sources you will approach to obtain funding for the acquisition price and working capital.

14.   It appears that the third sentence of this paragraph, beginning with "We may be competing with other companies . . .," is describing the competitive business conditions of your company. Please place this information in a separately-entitled subsection within the Business Section entitled "Competition," and also disclose in this subsection the information required by Item 101(h)(4)(iv) of Regulation S-K.

15.   In the Competition subsection, please disclose the amount of financial resources that you currently have available. Please also provide this information in the risk factor on page 5 entitled, "There is competition for those private companies suitable for a merger transaction . . . ."

Employees, page 4

16.   Please disclose the number of full-time employees. Please refer to Item 101(h)(4)(xii) of Regulation S-K.

17.   Please expand your disclosure to estimate the amount of time, or the percentage of her time, that the CEO will be able to devote to your affairs. Please also provide this information in the risk factor on page 6 entitled, "Our management intends to devote only a limited amount of time . . . ."

Item 1A. Risk Factors

General

18.   Please add a risk factor that addresses the risks of engaging in a business combination with a privately-held company; for example, the lack of public information that exists will make it difficult for the CEO to evaluate the potential returns from entering into a business combination with such a company.

19.   Please add a risk factor to discuss the risks to the investor that your sole officer and director is not based in the United States. This risk factor should address the ability of your stockholders to obtain jurisdiction over non-US based officers and directors, and how lack of jurisdiction will involve shareholders' ability to affect service of process and will make it more difficult to enforce judgments of US courts.

20.   To the extent that there will be any limitations on the Company's abilities to transfer funds generated in China outside of China, please include a separate risk factor discussing this risk.

"Unless we obtain financing, we will not be able to consummate an acquisition…," page 5

21.   Please disclose the amount of financing you expect you will need.

"Our future success is highly dependent on our ability to locate and attract a suitable acquisition," page 6

22.   We note your disclosure that management may not be successful in locating candidates having established operating histories. However, there is also a risk that your CEO's assessment of a target business may not be accurate. Given that your security holders will rely on the CEO's evaluation of a target business in making the decision to enter into a business combination, please add a risk factor disclosing the risk that the CEO's assessment of a target business and its management may not be accurate.

"We have no existing agreement for a business combination or other transaction," page 6

23.   To the extent known, please expand your disclosure to disclose your expected timing as to your communication with various third parties. Please also add this information to the Business section.

"We have no existing agreement for a business combination or other transaction," page 6

24.   The Business Section of your registration statement indicates that you seek to engage in a business combination with a mining equipment company in the PRC. However, in this risk factor you state that you intend to seek an acquisition in the recycled paper industry in the PRC. Please revise your registration statement to clarify this inconsistency.

"Our management intends to devote only a limited amount of time to seeking . . .," page 6

25.   We note that your CEO engages in another business. Please expand your disclosure to name this business, and disclose the title of the position that the CEO holds.

"Because we may seek to complete a business combination through a 'reverse merger,' . . .," page 9

26.   Please expand this risk factor to describe the series of events that would constitute a reverse merger.

"We may not pay dividends," page 9

27.   Please clearly state in this risk factor that readers should not rely on an investment in your company if they require dividend income and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

28.   We note your statement on page 10 that your financial needs will be provided by loans from your sole officer and director. Please quantify, to the extent practicable, your financial needs for the next 12 month period.

Item 6. Executive Compensation

29.   You disclose that you have not paid any cash compensation to any person since inception. Please expand your disclosure to clarify whether you have paid any compensation to your CEO, including shares of common stock of the company or other form of compensation. If compensation, in any form, was paid to your CEO, please expand your disclosure to include the Summary Compensation Table required by Item 402(n) of Regulation S-K.

Item 7. Certain Relationships and Related Party Transactions, and Director Independence

30.   Please expand your disclosure to clarify whether you expect to establish a policy regarding conflicts of interest.

31.   We note your disclosure on page 12 that Ms. ZHU advanced the company $2,600 to cover your operating expenses. Please disclose whether this advance was a gift or a loan. If this advance was a loan, please disclose the amount outstanding as of the latest practicable date, the amount of interest paid and/or owed and the rate of interest payable on the indebtedness. See Items 404(a)(5) and 404(d)(1) of Regulation S-K. In addition, please file a copy of this loan agreement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities

32.   Please revise your disclosure to "state briefly the facts relied upon to make the exemption available" for the issuance of shares in September 2009 under Regulation S and Rule 506 as required by Item 701 of Regulation S-K.

33.   Please disclose the nominal consideration paid by Ms. ZHU, HHM International and the Levitsky Plan.

<center>*   *   *   *   *</center>

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jim Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Suzanne Hayes at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Asher S. Levitsky P.C.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway
        New York, NY 10006
        (212) 981-6767